1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Leon Salkin

Associate

215.963.5620

lsalkin@morganlewis.com

April 30, 2014

FILED AS EDGAR CORRESPONDENCE

Stephanie Hui, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bishop Street Funds 485(a) Filing (File Nos. 33-80514 and 811-8572)

Dear Ms. Hui:

On behalf of our client, Bishop Street Funds (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on April 17, 2014, regarding the Trust’s post-effective amendment no. 39, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 40, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC on February 28, 2014 pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Bishop Street Strategic Growth Fund (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. In the “Annual Fund Operating Expenses” table, please delete the “Total Other Expenses” row and move the value therein to the “Other Expenses” row.

Response. The requested changes have been made.

2.	Comment. If the Fund’s portfolio turnover rate for the most recent fiscal year is greater than 100%, please disclose that active trading is a principal investment strategy of the Fund and describe the risks thereof.

Response. Although the Fund’s portfolio turnover rate for the most recent fiscal year was greater than 100%, the Trust does not believe additional disclosure regarding portfolio turnover is necessary because the Fund’s portfolio turnover rate for the most recent fiscal year was materially impacted by a non-routine portfolio rebalancing in connection with the Fund’s sub-adviser and strategy changes and the Adviser does not expect active trading to be a component of the Fund’s principal investment strategy going forward.

3.	Comment. In the “Principal Investment Strategies” section, please remove the reference to the “Russell 1000® Growth Index” in the description of the market capitalization range of the Fund’s investments.

Response. The section has been revised to read as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in common stocks of U.S. and foreign companies. . . Although the Fund may invest in companies that have market capitalizations of any size, the Fund generally invests in companies with market capitalizations of $3 billion or more at the time of purchase.

4.	Comment. Please confirm that the Fund does not expect to invest in securities of emerging market issuers as part of its principal investment strategy or, alternatively, add appropriate disclosure.

Response. The Adviser does not currently expect investments in securities of emerging market issuers to be part of the Fund’s principal investment strategy.

5.	Comment. Please include the footnote to the “Average Annual Total Returns” table which reads “As of October 14, 2013, the Fund’s benchmark changed from the S&P 500 Composite Index to the Russell 1000® Growth Index in connection with the Fund’s strategy change” in the “More Information About Indices” section.

Response. The requested change has been made.

6.	Comment. Under the “Investment Sub-Adviser” heading in the “Investment Adviser and Sub-Adviser” section, please describe the compensation and the dates of service for each sub-adviser of the Fund during the most recent fiscal year.

Response. The requested changes have been made.

* * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust’s knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
Leon Salkin

3